EXHIBIT 21.1

Subsidiaries of Placer Sierra Bancshares

Placer Sierra Bancshares has four direct subsidiaries:

1.	Placer Sierra Bank, a California corporation.

2.	Placer Statutory Trust II, a Connecticut statutory business trust.

3.	Bank of Orange County, a California corporation.

4.	Southland Trust I, a Connecticut statutory business trust.

Placer Sierra Bank has three direct subsidiaries of its own, only one of which is active:

1.	Central Square Company, Inc., a California corporation.